The Nasdaq Stock Market, Inc.
Listing Qualifications
9600 Blackwell Road
Rockville, MD 20850
United States of America

D **+852 3656 6054**
E **nathan.powell@ogier.com**
D **+852 3656 6023**
E **janice.chu@ogier.com**

Reference: NMP/JTC/508345.00001

29 December 2025

Dear Sirs

We act as British Virgin Islands (the "**BVI**") counsel to CL Workshop Group Limited 刺梨工坊公司, a business company incorporated in the BVI (the "**Company**").

The Company has advised us that it has elected to follow its BVI practices in lieu of the requirement of Rule 5635(c) of the NASDAQ Stock Market LLC Rules, pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

Under BVI law, it is not necessary to obtain shareholders' approval for the above dilutive events, unless it is otherwise specified in the Company's memorandum and articles of association. Based upon our review of the second amended and restated memorandum and articles of association of the Company as adopted by the resolutions of members dated 16 December 2025 and filed on 22 December 2025 (the "**Memorandum and Articles**"), the Memorandum and Articles and the BVI laws as applicable to the Company do not prohibit the Company from following its BVI practices in lieu of the requirements of the Rules, except that no shares of the Company shall be issued at a price that is below its par value.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the BVI. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the BVI and is limited to and is given on the basis of the current law and practice in the BVI. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

Yours faithfully

Ogier

Ogier
Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws

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